Exhibit 99.1

Press Release	October 13, 2016

CNOVA N.V.

Publishes Shareholders’ General Meeting Notice

Relating to 2015 Board Report and 2015 Annual Accounts

AMSTERDAM, October 13, 2016, 22:01 CEST - Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today published on its website (www.cnova.com) the notice of an Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on Thursday, November 24, 2016, at 14:00 CET at the Hilton Amsterdam Airport Schiphol hotel, located at Schiphol Boulevard 701, 1118BN, Schiphol Airport, the Netherlands. As discussed further in the notice and the explanatory notes to the Meeting agenda, the Meeting, in accordance with the requirements of Dutch law, is being convened to: (i) review with the Company’s shareholders the annual board report for the financial year 2015, which is subject to Dutch law and the Dutch Corporate Governance Code (the “2015 Board Report”), and (ii) submit to a shareholder vote the adoption of the annual accounts for the financial year 2015 (the “2015 Annual Accounts”) as well as various other items relating to Dutch corporate law. As communicated by the Company through various press releases and as discussed during the annual general meeting of shareholders of the Company held on June 29, 2016 (the “AGM 2016”), the 2015 Board Report and the 2015 Annual Accounts were both finalized after the AGM 2016, prompting the Company to hold this Extraordinary General Meeting.

The Meeting notice, the explanatory notes to the Meeting agenda and the forms of the Meeting proxy cards (collectively, the “Meeting Materials”) are available at Cnova’s website and will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on a report of foreign private issuer on Form 6-K (the “Form 6-K”). Additionally, the 2015 Board Report and the 2015 Annual Accounts, including audited annual statutory financial statements as of and for the year ended December 31, 2015, also available on Cnova’s website, were filed with the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) and were furnished to the SEC on a report of foreign private issuer on Form 6-K on September 27, 2016. The Form 6-K with the Meeting Materials and the Form 6-K with the 2015 Board Report and 2015 Annual Accounts may also be viewed on the SEC’s website (www.sec.gov).

Any information contained on, or that can be accessed through, Cnova’s website does not constitute a part of this press release and is not incorporated by reference herein.

***

Cnova Investor Relations Contact: Cnova N.V. Head of Investor Relations +31 20 795 06 71 investor@cnova.com	Media Contact: Cnova N.V. Head of Communications + 31 20 795 06 76 directiondelacommunication@cnovagroup.com

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 7.9 million active customers via state-of-the-art e-tail Cdiscount websites in France and the Ivory Coast. Cnova N.V.’s product offering of more than 19 million references provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by the Company’s controlling shareholder Casino, Guichard-Perrachon (“Casino”) for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to obtain required shareholder approvals for closing of the corporate reorganization in Brazil (the “Reorganization”); the ability to complete the Reorganization and other transactions and the timing of completion of the Reorganization and such other transactions; the effect of the announcement of the Reorganization on the ability of the Company to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against the Company and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova (the “Reorganization Agreement”); the occurrence of any other event, change or other circumstance that could give rise to the termination of the Reorganization Agreement; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.